UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR

For Period Ended: September 30, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     The Goldfield Corporation
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Full Name of Registrant


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Former Name if Applicable

     1684 West Hibiscus Blvd.
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Address of Principal Executive Office (Street and Number)

     Melbourne, Florida, 32901
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-17, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Management required additional time to conclude its preparation of the Form 10-Q in order to confirm certain calculations affecting tax matters. As a result, the registrant was unable to file its Form 10-Q for the period ended September 30, 2006 by the prescribed due date without unreasonable effort or expense. The Form 10-Q was filed with the Commission in the evening on November 14, 2006, with an effective date of November 15, 2006, prior to the filing of this Form 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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            Stephen R. Wherry                      321-724-1700
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                 (Name)                             (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         All significant changes in the registrant's results of operations from the corresponding period for the last fiscal year are described in the registrant's Form 10-Q filed with the Commission in the evening on November 14, 2006, with an effective date of November 15, 2006, which was prior to the filing of this Form 12b-25 and is incorporated by reference herein.

                            The Goldfield Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006            By:   /s/ Stephen R. Wherry
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                                         Stephen R. Wherry
                                         Senior Vice President and
                                         Chief Financial Officer